UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  LODGIAN, INC.
                     ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                   54021P106
                              ---------------------
                                 (Cusip Number)

                                 Jeffery J. Neal
                           5575 DTC Parkway, Suite 355
                            Englewood, Colorado 80111
                                  303-889-0077
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 June 10, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 54021P106                    13D                  Page 2 of 5 pages

-------------------------------------------------------------------------------
1.     Name of reporting person
       S.S. or I.R.S. identification no. of above persons

       Jeffery J. Neal
-------------------------------------------------------------------------------
2.     Check the appropriate box if a member of a group*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3.     SEC use only

-------------------------------------------------------------------------------
4.     Source of Funds*
       Not Applicable

-------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]


-------------------------------------------------------------------------------
6.     Citizenship or place of organization
       U.S.A.
-------------------------------------------------------------------------------
                        7.     Sole voting power
                               98,941
       Number of
       Shares           -------------------------------------------------------
       Beneficially     8.     Shared voting power
       Owned By                153,164
       Each             -------------------------------------------------------
       Reporting        9.     Sole dispositive power
       Person                  98,941
       With
                        -------------------------------------------------------
                        10.    Shared dispositive power
                               153,164
-------------------------------------------------------------------------------
11.    Aggregate amount beneficially owned by each reporting person
       252,105
-------------------------------------------------------------------------------
12.    Check box if the aggregate amount in row (11) excludes certain shares
       [ ]
-------------------------------------------------------------------------------
13.    Percent of class represented by amount in row 11
       0.9%
-------------------------------------------------------------------------------
14.    Type of reporting person
       IN
-------------------------------------------------------------------------------

CUSIP No. 54021P106                    13D                  Page 3 of 5 pages

This Schedule 13D is filed on behalf of Jeffery J. Neal.

Item 1.           Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Lodgian, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is Two Live Oak Center, 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

Item 2.           Identity and Background

         (a)      This statement is being filed by Jeffery J. Neal

         (b) The address of the principal business office of Jeffery J. Neal is 5575 DTC Parkway, Suite 355, Englewood, Colorado 80111

         (c)      Jeffery J. Neal is a citizen of the United States of America.

         (d) The principal occupation of Jeffery J. Neal is the manager of a venture capital firm and a private equity investor.

         (e) During the past five years, Mr. Neal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration:

Not Applicable

CUSIP No. 54021P106                    13D                  Page 4 of 5 pages

ITEM 4.           Purpose of the Transaction:

         Jeffery J. Neal acquired the Issuer's securities in connection with the merger and for investment purposes. Mr. Neal did not intend to seek control of the Issuer. Of the securities to which Mr. Neal had previously disclaimed beneficial ownership, those securities that Mr. Neal had shared voting and dispositive power have now been disposed of by distributing the securities pro rata to the limited partners of each partnership other than ProTrust Equity Growth Fund I, L.P. as previously reported in Mr. Neal's Schedule 13-D dated December 11, 1998.

CUSIP No. 54201P106                    13D                  Page 5 of 5 pages

ITEM 5.           Interest in the Securities of the Issuer

         (a) Pursuant to the 10-Q filed by the Issuer for the period ended March 31, 1999, there were, as of May 12, 1999, 27,992,104 outstanding shares of common stock. As of June 10, 1999, Jeffery J. Neal may be deemed to be the owner of 252,105 Shares (approximately 0.9%).



         (b)      Number of Shares as to which such person has

                  (i)      Sole power to vote or direct the vote:
                           98,941

                  (ii)     Shared power to vote or direct the vote:
                           153,164

                  (iii)    Sole power to dispose or direct the disposition
                           98,941

                  (iv)     Shared power to dispose or direct the disposition
                           153,164

         (c) Except as set forth in Item 4, Mr. Neal has not effected any transaction in the Shares during the last 60 days.

         (e) On June 10, 1999, Mr. Neal ceased to be the owner of more than five percent (5%) of the class of securities.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

ITEM 7.           Material; to be Filed as Exhibits

         None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      /s/ Jeffery J. Neal
June 18, 1998                                         -----------------------
                                                          Jeffery J. Neal